SECURITIES AND EXCHANGE COMMISSION           ---------------------
                     WASHINGTON, DC 20549                  S.E.C. USE ONLY
                          FORM 144                         ---------------------
            NOTICE OF PROPOSED SALE OF SECURITIES          Document Sequence No.
          PURSUANT TO RULE 144 UNDER THE SECURITIES
                         ACT OF 1933                       ---------------------
                                                           CUSIP Number
          ATTENTION: TRANSMIT FOR FILING THREE COPIES
                 OF THIS FORM CONCURRENTLY WITH            ---------------------
           EITHER PLACING AN ORDER WITH A BROKER TO        Work Location
               EXECUTE A SALE OR EXECUTING A SALE
                DIRECTLY WITH A MARKET MAKER.              ---------------------

--------------------------------------------------------------------------------
1(a) Name of Issuer              (b) I.R.S. Ident. No.    (c) S.E.C. File No.
     Standard Microsystems           11-2234952               0-7422
     Corporation
--------------------------------------------------------------------------------
1(d) Address of Issuer                                    (e) Telephone No.
     Street              City         State    Zip Code       -------------
     80 Arkay Drive      Hauppauge    NY       11788          Area   Number
                                                              Code
                                                              631    435-6000
--------------------------------------------------------------------------------
2(a) Name of Person For Whose Account   (b) Social Security   (c) Relationship
     the Securities are to be Sold          No. or I.R.S.         to Issuer
                                            Ident. No.
     James R. Berrett                                             Director

 (d) Address
     Street                     City       State     Zip Code

     1480 Gulfstar Drive        Naples     FL        34112
--------------------------------------------------------------------------------

3(a)                  (b)                                                              (c)                  (d)
 Title of the         Name and Address of Each Broker              S.E.C. USE ONLY     Number of Shares     Aggregate
 Class of             Through Whom the Securities Are to be        ---------------     or Other Units       Market
 Securities           Offered or Each Market Maker Who is          Broker-Dealer       to be Sold           Value
 to be Sold           Acquiring the Securities                     File Number         (See Instr. 3(c))    (See Instr. 3(d))
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock         Grodsky Associates                                               33,333               $774,992
                      76 So. Orange Avenue                                                                  as of 04/30/02
                      South Orange NJ  07079
-----------------------------------------------------------------------------------------------------------------------------
 (e)                      (f)                    (g)
 Number of Shares         Approximate            Name of Each
 or Other Units           Date of Sale           Securities
 Outstanding              (See Instr. 3(f))      Exchange
 (See Instr. 3(e))        (Mo., Day, Yr.)        (See Instr. 3(g))
--------------------------------------------------------------------------------
 15,956,971               05/03/02               NASDAQ National Market
--------------------------------------------------------------------------------

                              TABLE I AND TABLE II

                         TABLE I--SECURITIES TO BE SOLD
    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE ACQUISITION OF THE
                         SECURITIES TO BE SOLD AND WITH
           RESPECT TO THE PAYMENT OF ALL OR ANY PART OF THE PURCHASE
                     PRICE OR OTHER CONSIDERATION THEREFOR:


                                                     Name of Person From
                                                     Whom Acquired             Amount of
Title of       Date You     Nature of Acquisition    (If gift, also give       Securities        Date of
the Class      Acquired     Transaction              date donor acquired)      Acquired          Payment      Nature of Payment
-------------------------------------------------------------------------------------------------------------------------------
Common Stock   5/03/02      Stock option exercise    Issuer                    33,333            5/03/02      Cash (cashless
                                                                                                              exercise)
-------------------------------------------------------------------------------------------------------------------------------

            TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS
     FURNISH THE FOLLOWING INFORMATION AS TO ALL SECURITIES OF THE ISSUER
                           SOLD DURING THE PAST THREE
     MONTHS BY THE PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD:
--------------------------------------------------------------------------------
Name and               Title of        Date         Amount of
Address of             Securities      of           Securities     Gross
Seller                 Sold            Sale         Sold           Procceds
--------------------------------------------------------------------------------
Karen Berrett
1480 Gulfstar Drive    Common
Naples FL  34112       stock           5/1/02       7,500          $172,615.50
--------------------------------------------------------------------------------

REMARKS:

                                                            May 3, 2002
                                                          ----------------
                                                          (Date of Notice)
ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know of any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.



                                                        /s/ James R. Berrett
                                                       ------------------------
                                                       (Signature)